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09042384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSX Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St., Suite 2600
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacob Mulaikal 312-786-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

175 W. Jackson Blvd., 20th Floor, Chicago, IL 60604
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/20

OATH OR AFFIRMATION

I, Jacob Mulaikal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSX Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SHEILA M VLACH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/06/12

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: NSX Securities, LLC

Address: 440 S. LaSalle St., Suite 2600
Chicago, IL 60605

Telephone: 312-786-8803

SEC Registration Number: 8-67385

FINRA Registration Number: 141378

(ii) Accounting Firm

Name: Grant Thornton LLP

Address: 175 W. Jackson, 20th Floor
Chicago, IL 60604

Telephone: 312-856-0200

Accountant's State Registration Number: 000-945

(iii) Audit date covered by the Agreement: December 31 2008
(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: Jacob Mulaikal

(By Firm's FINOP or President)

Title: CFO & FINOP Date:

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NSX SECURITIES, LLC

DECEMBER 31, 2008

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
NSX Holdings, Inc. and Subsidiaries

We have audited the accompanying statement of financial condition of NSX Securities, LLC ("Securities") as of December 31, 2008, and the related statements of operations, changes in member's capital and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Securities' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Securities' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSX Securities, LLC as of December 31, 2008, and the results of its operations, the changes in its member's capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 24, 2009

NSX Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$1,079,959
Due from member	22,834
Prepaid expenses and other assets	1,567
Deposits with clearing broker	75,000
TOTAL ASSETS	$1,179,360

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 713,613
Due to member	327,935
Total liabilities	1,041,548
MEMBER'S CAPITAL	137,812
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$1,179,360

The accompanying notes are an integral part of this financial statement.

NSX Securities, LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2008

Operating revenue	
Transaction charges	$ 1,021,343
Cost of revenue	
Clearing, routing, and venue charges	(1,266,741)
Gross margin	(245,398)
Operating expenses	
Employee compensation and benefits	444,496
Professional and other outside services	43,269
Computer operations and data communications	74,295
Occupancy costs	68,342
General and administrative	22,210
Total operating expenses	652,612
NET LOSS	$ (898,010)

The accompanying notes are an integral part of this financial statement.

NSX Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year ended December 31, 2008

	Contributed capital	Accumulated deficit	Total member's capital
Balance at January 1, 2008	$ 800,000	$ (364,178)	$ 435,822
Capital contributions from National Stock Exchange, Inc.	600,000	-	600,000
Net loss	-	(898,010)	(898,010)
Balance at December 31, 2008	$1,400,000	$(1,262,188)	$ 137,812

The accompanying notes are an integral part of this financial statement.

NSX Securities, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (898,010)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in operating assets and liabilities	
Prepaid expenses and other assets	1,070
Deposits with clearing broker	(75,000)
Due to member, net	(19,120)
Accounts payable and accrued expenses	701,141
Total adjustments to reconcile net loss to net cash used in operating activities	608,091
Net cash used in operating activities	(289,919)
Cash flows from financing activities	
Capital contributions from National Stock Exchange, Inc.	600,000
Net cash provided by financing activities	600,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	310,081
Cash and cash equivalents at beginning of year	769,878
Cash and cash equivalents at end of year	$1,079,959

The accompanying notes are an integral part of this financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Description of Business

NSX Securities, LLC ("Securities") is a wholly-owned subsidiary of the National Stock Exchange, Inc. (the "Exchange"), which is a for-profit Delaware corporation that operates a registered national securities exchange to facilitate the trading of stocks. NSX Holdings, Inc. ("NSX Holdings") is a for-profit Delaware corporation that serves as a holding company for the Exchange. Securities is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Securities is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule since it does not hold funds or securities for, or owe money or securities to, customer accounts. The Exchange provides accounting, administrative services, management services, and office facilities to Securities in accordance with an expense sharing agreement.

Effective August 8, 2008, the Exchange commenced routing services through Securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Significant sources of revenue include fees from routing services provided to equity trading permit holders of the Exchange. Securities recognizes fees on a trade-date basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within three months of the original purchase date.

Due from Member

Securities' due from member balance is owed from the Exchange and is related to monthly route out fees and regulatory transaction fees originating from equity trading permit holders of the Exchange. This balance is generally collected by the end of the following month.

Income Taxes

Securities is organized as an LLC and as such is disregarded for income tax purposes. NSX Holdings files and pays income taxes on its behalf. Securities does not reflect any balance sheet or income statement impact of the tax consequences borne by NSX Holdings in Securities' stand-alone financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum net capital balance of the larger of 1/15th of aggregate indebtedness or $5,000. The minimum net capital requirement of $5,000 is subject to the condition that, among other things, the broker-dealer does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

As of December 31, 2008, Securities had a ratio of aggregate indebtedness to net capital of 9.18 and net capital of $113,411, which was $43,974 in excess of its minimum net capital requirement of $69,437 at that date. As of December 31, 2008, Securities had aggregate indebtedness of $1,041,548.

NOTE C - CONCENTRATION OF CREDIT RISK

Securities is exposed to concentrations of credit risk. Securities maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. Securities, at times, may maintain balances in excess of FDIC limits. Securities monitors this credit risk at the financial institution and has not experienced any losses related to this risk.

NOTE D - RELATED PARTY TRANSACTIONS

Securities and the Exchange entered into an expense agreement (the "Agreement") that has been approved by the FINRA. In the conduct of its business, Securities leases office space and equipment, retains employees, and incurs other costs that are paid by the Exchange in order to facilitate the operation of its business.

For the year ended December 31, 2008, Securities incurred expenses of $603,715 under the Agreement. As of December 31, 2008, Securities owed the Exchange $327,935.

NOTE E - CONTRACTUAL OBLIGATIONS

Securities has entered into a third-party clearing agreement with Assent LLC to act as a clearing broker for Securities for three years starting August 1, 2008 and ending July 31, 2011. If Securities terminates the contract during the three-year term, Securities is required to pay a "buyout" fee determined based on the following periods of termination:

Year 1 - $60,000
Year 2 - $40,000
Year 3 - $20,000

Securities is required to pay a minimum monthly commission fee of $5,000, regardless of that month's activity. Securities owed Assent LLC $712,613 as of December 31, 2008. This balance is included within accounts payable and accrued expenses on the statement of financial condition.

NOTE F - CAPITAL CONTRIBUTIONS

For the year ended December 31, 2008, Securities received capital contributions from the Exchange in the amount of $600,000. As of December 31, 2008, the Exchange has contributed $1,400,000 of capital to Securities.

SUPPLEMENTARY INFORMATION

NSX Securities, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Member's capital	$ 137,812
Non-allowable assets	(24,401)
Net capital before haircuts	113,411
Haircuts on securities	-
Net capital	113,411
Net capital requirements (larger of 1/15th of aggregate indebtedness or $5,000)	69,437
Excess net capital	$ 43,974
Aggregate indebtedness	$1,041,548
Ratio of aggregate indebtedness to net capital	9.18

Statement pursuant to Rule 17a-5(d)(4)

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed by Securities with FINRA on January 22, 2009.

NSX Securities, LLC
STATEMENT REGARDING RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Securities is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.

Grant Thornton

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

To the Board of Directors
NSX Holdings, Inc. and Subsidiaries

In planning and performing our audit of the financial statements of NSX Securities, LLC ("Securities"), for the year ended December 31, 2008, we considered Securities' internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Securities, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because Securities does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Securities in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Securities is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Securities has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations on internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control and practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Securities' practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 24, 2009